

November 25, 2014

Via E-mail
Jason Altieri
General Counsel
LendingClub Corporation
71 Stevenson St.
Suite 300
San Francisco, CA 94105

> **Re: LendingClub Corporation
> Amendment No. 2 to Registration Statement on Form S-1
> Filed November 17, 2014
> File No. 333-198393**

Dear Mr. Altieri:

We have reviewed your amended registration statement and response letter dated November 17, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comments 2 and 3 of our letter dated November 10, 2014; however we are not convinced that all of the investors in the private offerings became interested in those offerings by means other than the general solicitation. With regard to these investors, please include a risk factor to address the potential Section 5 liability associated with their investments in the private offerings.

2. We note your response to comment 4 of our letter dated November 10, 2014 that you will continue to file prospectus supplements pursuant to Rule 424 for all Notes supported by all standard program loans listed in the marketplace. For purposes of calculating the amount that you have used, and that remains available, on your shelf, you must include all loans for which 424s have been filed, regardless of whether or not the loans were eventually sold as Notes, certificates or whole loans. In addition, you must pay a filing

fee at the time of each offering, rather than at the time of sale (to the extent Notes are not sold in the offering, you may be able to apply the fee to future registration statements). Please confirm your understanding.

3.   We note your response to comment 5 of our letter dated November 10, 2014 that "two investors have opened accounts to invest in certificates by entering into a direct agreement with the Trust." Please elaborate on this arrangement by describing the difference between these investors and the investors who hold certificates in the Trust and by providing the staff with a copy of the agreement(s). Please include appropriate disclosure in your prospectus about this investing option.

4.   We note your response to comment 8 of our letter dated November 10, 2014. You appear to say that retail investors may have an account that allows "such investor to participate in, and have access to, both fractional and whole standard loans" and that the disclosure about "certain investors…does not relate to access to loans but….to the smaller number of investors, relative to note investors, who have sought to purchase whole loans." Please confirm our understanding from your response that retail investors have the option to purchase whole and fractional loans or revise your disclosure.

Artwork

5.   Revise the graphic on the front cover to include the historical returns of all the Grades, rather than just Grades A-C.

6.   The graphic included in the back cover is reminiscent of a pie chart and is misleading in that it does not accurately reflect the actual divisions of your classifications of borrowers and investors. Please revise the chart to include accurate representations for each category or choose a different way to present the information.

Overview, page 1

7.   We note your response to comment 11 of our letter dated November 10, 2014. Please revise the registration statement to include the information you provided in the first paragraph of your response. In addition, please revise your discussion of your technology partners to explain what you mean by facilitating "programmatic investing."

8.   In addition, we note your statement that the relationships focus on referring borrowers to your website, however it appears that in at least one instance, Mint.com has published a blog entry by a Mint columnist discussing the virtues of investing in LendingClub and has included a "sponsored" link to your website. Please revise your disclosure or tell the staff what systems LendingClub has in place to monitor the nature of click-through referrals for which it is paying fees and to include a risk factor relating to the liability exposure.

9. In addition, we note that several other websites receive referral fees or click-through revenue from LendingClub and contain offers for your securities without a prospectus or include articles promoting investment in your Notes. The LendingClub landing page for these links also includes an offer for Notes without a link to a prospectus (https://www.lendingclub.com/landing/partner.action?partnerID=74189). Rather than referencing 100% returns for investors with over $20,000 invested, it may be more accurate to include the returns for an average investment by retail investors and provide the returns by grade for all your notes (not just A to C). Please include a risk factor which addresses the liability posed by these links.

10. Please tell us whether LendingClub has ever compensated anyone affiliated with Lendingclubipo.com in any way.

How our Marketplace Works, page 92

11. From the investor perspective, this graphic reflects only an investment in notes, which account for a minority portion of your investments. Accordingly, revise the graphic to reflect the investment experience of those investing in the certificates and the whole loans or add separate sections to address these modalities.

Principal and Selling Stockholders, page 137

12. For each of the entities listed on page 138, please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

13. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

14. If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:
   - purchased the securities in the ordinary course of business; and
   - at the time of the purchase, the seller had no agreements or understandings, *directly or indirectly*, with any person to distribute the securities.

15. Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.


Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney


cc.   Via E-mail
       Jeffrey Vetter
       Fenwick & West LLP